Feldman Weinstein & Smith

December 28, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Bonds.com Group, Inc. Registration Statement on Form SB-2 Filed December 28, 2007

Dear Sirs:

This is to notify you that Bonds.com Group, Inc. (the “Company”) is filing a Registration Statement on Form SB-2 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) herewith. The Company, which was a “shell company” formally known as IPORUSSIA, Inc., consummated a merger on December 21, 2007, pursuant to which it acquired the business of Bonds.com Holdings, Inc. (now a wholly-owned subsidiary) and ceased being a shell company.

Please note that the Company will file the required Current Report on Form 8-K, reporting the merger, along with certain other applicable information, shortly after the filing of the Registration Statement and within the applicable four business day period. Since Form 8-K permits the incorporation by reference of information from prior filings with the Commission, much of the Form 10-SB information required to be provided in the Form 8-K has been incorporated by reference from the Registration Statement including, without limitation, all financial statements required to be filed in the Form 8-K.

Very truly yours,

/s/ Scott M. Miller

Scott M. Miller

Enclosures